April 13, 2021

Mr. Kevin Dougherty	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-3271

Re:	Vertex Energy, Inc.

Registration Statement on Form S-3

File No. 333-255090

Acceleration Request

Request Date: Friday, April 16, 2021

Request Time: 2:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vertex Energy, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 2:00 p.m. Eastern Standard Time, Friday, April 16, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Chris Carlson
Chris Carlson
Chief Financial Officer